Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

October 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Allena Pharmaceuticals, Inc.
Registration Statement, as amended on Form S-1 (File No. 333-220857)

Ladies and Gentlemen:

In accordance with and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Allena Pharmaceuticals, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on November 1, 2017, or as soon thereafter as practicable, or such other time as the Company or its outside counsel, Goodwin Procter LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that during the period from October 23, 2017 through 5:00 pm, Eastern time, on October 27, 2017, approximately 1,655 copies of the preliminary prospectus, dated October 23, 2017, included in the above-referenced Registration Statement were distributed to prospective underwriters, institutions, dealers and others.

We were advised on October 27, 2017 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Each of the Representatives confirms on behalf of itself and the other participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES LLC

COWEN AND COMPANY, LLC

As Representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Daniel Grosslight
Name:	Daniel Grosslight
Title:	Director

By:	JEFFERIES LLC

By:	/s/ Jesse Mark
Name:	Jesse Mark
Title:	Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director

[Signature Page to Representative Acceleration Request]